JOHN W. KAPPLES VP & Corporate Secretary

December 7, 2010

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Covidien plc SEC File No. 001-33259

Ladies and Gentlemen:

On behalf of Covidien plc, an Irish public limited company (the “Company”), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission on December 7, 2010, the Company’s Preliminary Proxy Statement on Schedule 14A in connection with the Company’s annual meeting of shareholders to be held on March 15, 2011. The Company intends to print definitive copies of the Proxy Statement on or about January 18, 2011, and file the definitive Proxy Statement with the Securities and Exchange Commission on or about January 24, 2011.

Please direct any questions or comments regarding this filing to the undersigned at 508-452-4378

Sincerely,

/s/ John W. Kapples

John W. Kapples

Vice President and Secretary

15 Hampshire Street             508-452-4378 [T]

Mansfield, MA                     508-261-8544 [F]

02048

2011 Proxy Statement